2003: Rhodia changes direction

February 13, 2004

Rhodia's key challenges

- Portfolio diversity with identified underperforming assets
- High leverage
- Organization and work processes too complex
- Unfavorable business conditions
  - Foreign exchange rate
  - Exposure to raw material costs

Action Plan

Short Term

- Comprehensive refinancing plan to secure medium-term liquidity
- Corporate restructuring and cost reduction to create a lean, agile and efficient organization
- Significant asset divestitures to focus portfolio and reduce debt

Long Term

- Adherence to value-creating strategic plan
- Management accountability to stay focused and deliver results

2003: Rhodia changes direction

Deterioriated financials…

Requiring an aggressive recovery plan already well underway…

Enabling a strategic plan aimed at sustainable profitability & growth

Deteriorated Financials

- Operational losses
- Long term assets value revisited
- Limited increase in total net debt

Key financial highlights

(€m French GAAP)	FY 2002	FY 2003
Sales	6,617	5,453
EBITDA (before restructuring costs)	823	435
EBITDA margin	12.4%	8.0%
EBITDA (after restructuring costs)	798	364
EBITDA margin	12.1%	6.7%
EBIT	351	-159
Net profit / loss	-4	-1,351
Net debt (excluding off B/S and leases)	2,133	2,292*
Total net debt	3,209	3,240

** €2,567m including €275m impact of leases*

2003: a combination of three major negative factors



Exchange rate € / US dollar
Average 2002: 0.95
End of 2002. 1.05
Average 2003 1.13
End of 2003: 1.26
1,30
1,20
1,10
1,00
0,90
0,80
0,70
janv.-02 févr.-02 mars-02 avr.-02 mai-02 juin-02 juil.-02 août-02 sept.-02 oct.-02 nov.-02 déc.-02 janv.-03 févr.-03 mars-03 avr.-03 mai-03 juin-03 juil.-03 août-03 sept.-03 oct.-03 nov.-03 déc.-03



US, EU and Japan Industrial production
%
EU 15
USA
Japan
12
8
4
0
-4
-8
-12
-16
1999
2000
2001
2002
2003



Oil – Brent since 1988 (US $)
30,41$
35
30
25
20
15
10
5
02/01/1998 02/01/1999 02/01/2000 02/01/2001 02/01/2002 02/01/2003 02/01/2004

Rhodia

CHALLENGING BOUNDARIES

Quarterly EBITDA degradation vs 2002

Quarterly from Q1 02



€m
198
197
234
227
190
184
201
189
120
112
127
123
76
45*
112
85
Q1 02
Q2 02
Q3 02
Q4 02
Q1 03
Q2 03
Q3 03
Q4 03
W/T Restructuring (€m)
Actual (€m)

*Post closing events: €30m including €17m restructuring

Margin by Division

In EBITDA margin points (before restructuring) on sales	2002	2003
Pharma & Agro	11.2%	3.1%
Consume Care & Food	14.5%	12.2%
Industrial Care & Services	14.5%	11.1%
Automotive, Electronics & Fibers	14.4%	9.3%

Rhodia

Rhodia's 2003 full year EBITDA



€m
798
Margin
12 %
2002
EBITDA
• Intermediates
• Rhodiaster
• Flame Retardants
-103
Structure
• US Dollar
• Brazilian Real
• GBP
-71
Conversion
624
Margin
11.3 %
2002
Restated
-178
Raw material
-2
Price
-53
Volume
24
Fixed Costs
-4
Others
-47
Restr. Charges
364
Margin
6.7 %
2003
EBITDA

Rhodia

Divisional variance analysis EBITDA

€m

	2002 Hist.	2002 Rest.	Raw material	Price	Volume & mix	Fixed costs	Restruc.	2003
Rhodia	798	624	-178	-2	-53	24	-47	364
Pharma & Agro	128	78	-30	9	-53	13	-	17
Consumer Care & Food	334	286	-36	-39	24	16	-18	235
Industrial Care & Services	203	173	-68	32	11	-14	-	134
Automotive, Electr.& Fibers	215	202	-36	-7	-36	4	-6	121

Operating working capital and CAPEX under control

Operating Working capital
(end of period - %)



22
19
13
14
2000
2001
2002
2003
% of sales

Capital expenditure



450
483
374
233
2000
2001
2002
2003

Rhodia

Increase in net debt due to reduced sales of receivables and lease capitalization



€m
2,133
- 146
- 35
233
208
275
-51
-72
22
2,567
Funds from operations
Change in working capital
Capital expenditure
Securitization decrease
Lease capitalization
Divestitures net
Conversion impact on debt & others
Dividend
Free Cash Flow: -€51m
2002 Net Debt
2003 Net Debt

Rhodia

A stable total net debt including off-balance sheet

€m	31/12/2002	31/12/2003
Net debt	2,133	2,567
Securitization Trade Receivables (cash impact)	531	378
Securitization Other Receivables (cash impact)	90	35
Financial debt in equity affiliates*	392	333
of which guaranteed amount	171	146
Guarantees other affiliates	26	27
Leasing (future rents)	258	87
Total net debt	**3,209**	**3,240**

* Portion attributable to Rhodia

Rhodia

Simplified balance sheet as of December 31, 2003

€m (French GAAP)


Net Current assets
200
Fixed assets
3,968
275
Leases
2,292
Net debt
Total Net debt
2,567
1,326
LT liabilities
275
Shareholders' Equity
(including minority interests)

Rhodia

Net debt breakdown

€m

	As of Sept. 30, 2003	As of Dec. 30, 2003
Bonds	**2,062**	**2,028**
EMTN	*800*	*800*
High yield	*1,002*	*963*
Other bonds	*11*	*35*
US private placement	*249*	*230*
Drawn bank debt & others	**1,174**	**1,030**
Total debt (excluding leases)	**3,236**	**3,058**
Cash and cash equivalents	*1,104*	*766*
Net debt (excluding leases)	**2,133**	**2,292**
Leases	-	*275*
Net debt	**2,133**	**2,567**

Rhodia

Liquidity situation as of December 31, 2003

Overview of sources of financing

	Amount	Comments
Net debt (excl. leases)	**€2.3bn**	• vs. €2.1bn at December 31, 2002
Public bonds	**€1.8bn**	• €800m EMTN (maturing 2005 & 2006) • €1bn high yield bonds (maturing 2010 & 2011) • No maintenance financial covenants
Bank lines	**€1.0bn**	• Relaxed financial covenants • c. €1bn maintained until end of June 2004
US private placement	**€230m**	• Agreement reached with holders • 50% to be reimbursed in February 2004, and 50% in June 2004

Existing bank lines will be replaced by a €758m medium-term facility

Full year P&L statement

Poor economics leading to significant long term assets value adjustment

€m (French GAAP)	2002 Hist.	2003
Sales	6,617	5,453
EBITDA	798	364
EBIT (excl. Goodwill Amortization)	351	-159
Equity earnings in affiliates (net of income tax)	-38	-95
Interest expenses - net	-124	-250
Other gains and losses	-71	-98
Provision for income tax	-66	-142
Goodwill amortization	-47	-602
Minorities	-9	-5
Net Income after Goodwill Amortization	-4	-1,351
Net Income before Goodwill Amortization	43	-749
EPS (€) after GW Amortization	-0.02	-7.53

Rhodia

2003: Rhodia changes direction

Deterioriated financials…

Requiring an aggressive recovery
plan already well underway…

Enabling a strategic plan aimed
at sustainable profitability & growth

Aggressive implementation of action plans announced in October 2003

	Strengthen	Streamline	Refocus
	Medium-term financial resources	**Group's structure**	[illegible]
OBJECTIVES	*Secure medium-term liquidity*	*• Simplify organization* *• Reduce cost*	*€700m of divestiture proceeds in 2004*
ACHIEVEMENTS AS OF FEB 13	✓ *Secured Coordination Agreement signed* ✓ *USPP reimbursement agreed*	✓ *New organization as of Nov 2003* ✓ *SG&A restructuring plan launched* ✓ *Framework agreement with French Trade Unions*	✓ *Food additives: exclusive negotiation agreement signed* ✓ *Specialty Phosphates: divestiture underway*

Rhodia

Secure medium term financial resources

- Existing credit lines representing €970m maintained until end of June 2004
- €758m medium-term syndicated secured credit line
- Rights issue during H1 2004
- Additional refinancing options explored

Streamline the organization and reduce cost

- **A simplified organization**
  - Reduction of number of Enterprises from 17 to 9
  - Key people named

- **An aggressive SG&A cost reduction plan**
  - Target confirmed of €165m by 2006 : **-20% Vs 2003**
  - Timetable under control
  - Information/consultation done
  - Framework agreement with French Trade Unions

Target confirmed
€40m savings in 2004

- **An industrial cost reduction plan**
  - Target confirmed of €80m by 2006
  - 1st step PPA restructuring plan announcement
  - Next steps during H1 04

Target confirmed
€10m savings in 2004

Refocus business portfolio

- Exclusive negotiation agreement signed with Danisco for Rhodia's Food additives business. Closing in Q2.
- Specialty Phosphates divestiture underway. Strong interest shown by both strategic players and financial sponsors.
- Target of generating €700m proceeds at an EV/EBITDA multiple of at least 7 confirmed.

2003: Rhodia changes direction

Deterioriated financials…

Requiring an aggressive recovery plan already well underway…

Enabling a strategic plan aimed at sustainable profitability & growth

Managing for profitable growth

- Strong commitment to create value for shareholders
- Portfolio based on select technologies with strong, sustainable competitive positions
- Prioritize development in China
- Management accountability to stay focused and deliver results

Operating and financial targets

Short term (2004)

Cost savings: €103m

Divestitures: €700m ($\geq$7 x Ebitda)

Complete financial fix

Medium term

Positive net result by 2006*

* *At current exchange rate and oil price*

Rhodia

Two strategic pillars for sustainable growth

Applications Chemistry*	Specialty Materials and Services
2003 Sales: €2.2bn	*2003 Sales: €2bn*
2003 EBITDA/sales: 8.8%	*2003 EBITDA/sales:15.7%*
2003 EBITDA-Capex: €63m	*2003 EBITDA-Capex: €227m*
ENTERPRISES	**ENTERPRISES**
• Performance Products for Multifunctional Coatings (PPMC) • Home, Personal Care & Industrial Ingredients (HPCII) • Rare Earths, Silicones and Silica Systems (RE3S) • Phosphorus & Performances Derivatives	• Acetow • Eco Services • Polyamide
KEY SUCCESS FACTORS	**KEY SUCCESS FACTORS**
• Formulation know-how • Market knowledge/ customer partnership • Technologies and Markets cross-fertilization • Innovation pipeline	• Cost competitiveness • High rate of capacity utilization • Very focused markets and customers • Long-term commercial relationships

Strategic intent

Development and Growth	Reliable cash generation

* Proforma after Food additives and Specialty Phosphates divestitures

Rhodia

Applications Chemistry: focus on profitable growth

- **Competitive technologies drive value:**
  - Specialty Surfactants — *Eg: Car wash polymer*
  - Polyurethane Coating Systems — *Eg: Car top coat and car refinish*
  - Silicas Systems — *Eg: Tyres high performance silica*
  - Phosphorus Derivatives — *Eg: Oil field drilling fluids*
- **4 key markets served:** Consumer, Paints, Automotive, Tyres.
- **Main characteristics:**
  - Limited capital intensity (less than 0.7 in average).
  - Moderate cyclicality/ limited impact of oil price.
  - Significant part of production in dollar zone.
  - Customer-oriented.
- **Margins and growth secured by innovation:**
  - Moving from molecules to solutions combining original functional molecules and technologies from Rhodia and its partners.
  - Bridging chemistry with our partners' technologies.

Selective allocation of resources (market segments, innovation projects)
Focus on growth areas (customers, regions)

Rhodia

Specialty Materials and Services: focus on cash generation

- **Highly competitive technology position drives sustainable free cash flow:**
  - Polyamide
  - Sulfuric Acid Regeneration
  - Filter Tow
- **4 key markets served:** Advanced Fiber, Automotive, Tyres, Consumer
- **Main characteristics:**
  - **Two consistent cash generating activities: Eco Services and Acetow**
    - Market leadership position with best available technologies
  - **A solid and significant cash contributor: Polyamide**
    - A repositioning in the making
    - Capital required already invested (Available intermediates capacity sufficient for 5 years)
    - Integration as a key success factor (Asia key target)
    - Turnaround fibers (Nylstar, carpet...)

Reliable cash generation

Fine Chemistry: focus on restructuring and repositioning

- **Pharma Solutions**
  - Attractive range of technologies
    - Specific Intermediates
    - Chirality
  - Turnaround based on:
    - A more efficient leaner organization
    - Portfolio opportunities creating a sustainable pipeline
    - Helped by the industry recovery in 2006
  - Limited capex needs going forward

- **Perfumery, Performance and Agro**
  - Capitalize on the global integrated diphenols chain and turn it into a cash generator.
  - Restructure the agro synthesis business hurt by Chinese and Indian competition (portfolio pruning, facilities restructuring…)

Fine Chemistry

2003 Sales: €0.6bn

2003 EBITDA: -0.5%

2003 EBITDA-Capex: €-34m

KEY SUCCESS FACTORS

- **Multi-step synthesis competence**
- **Fine organic technology toolbox**
- **cGMP manufacturing**
- **Development Services**
- **Product-trees synergies**

A turn-around strategy

→ **Applications Chemistry**

→ **Specialty Materials and Services**

Rhodia

China development

Capture domestic demand and develop low cost production based on the fastest growing market for chemicals

● Domestic market growth

Beijing	Surfactants (HPCII)
Wu-Xi	Surfactants (HPCII)
Wu-Xi	Gaïacol (PP&A)
Wu-Xi	IBCH (PP&A)
Haining	Vanillin (PP&A)
Qingdao	Silica (RE3S)
Shanghai	Silicones (RE3S)
Pudong	Engineering Plastics (Polyam)
Qing-Dao	Textile Yars (Polyam)
Yingkou	Textile Yars (Polyam)

O Low cost sourcing for worldwide sales

Bao-Tou	Rare Earths (RE3S)
Li-Yang	Rare Earths (RE3S)
Kunming	Phosphorus (PP&F)
Zhangjiagang	Phosphorus Derivatives (PP&F)
Wu-Xi	Paracetamol (RPS)

Rhodia sales 2003: €295m*

Employees: 1 638

including JV : 3 438

*Domestic and export


BEIJING
Yingkou
Baotou
Qingdao
Zhangjiagang
Pudong
Liyang
Wuxi
SHANGHAI
Haining
Kunming
HONG KONG

Medium Term Objectives

10% of Rhodia's sales (x 2.5 vs 2003)

Profitability in line with Group profitability

Rhodia

A lighter, stronger and refocused Rhodia

2003	2004	2005	2006
	ShortTerm **Recovery**	**Refocused Rhodia**	***Long Term Profitable Growth***

- A 2006 focused and balanced business portfolio allowing us to:
  - Develop Applications Chemistry as a growth platform
  - Sustain the Group's development through Speciality Materials & Services' sustainable cash generation
  - Capitalize on a turnaround in Fine Chemistry

A lighter and refocused Rhodia with a sound financial structure

This presentation contains elements that are not historical facts, including, without limitation, certain statements on future expectations and other forward-looking statements.

Such statements are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those anticipated.

Backup

February 13, 2004

Rhodia

Yearly analysis of sales variance

€m	2002 Hist.	Structure %	Conversion %	2002 Restated	Volume + mix %	Price %	2003
Rhodia	6,617	-8.8	-7.8	5,520	-1.2	0	5,453
Agro & Pharma	1,213	-20.27	-6.8	879	-10.1	+1.1	800
Consumer Care & Food	2,325	+0.4	-10.7	2,086	-2.2	-2.0	2,092
Industrial Care & Services	1,483	-7.5	-7.9	1,254	+1.6	+2.8	1,310
Auto, Electro & Fibers	1,502	-0.8	-5.3	1,411	-1.3	-0.5	1,386

Rhodia

Goodwill and other long term assets impairment

€m	Goodwill	Intangible	Tangible Assets	Total
Chirex	232	-	31	263
A&W	289	18	48	355
Nylstar	-	27	-	27
Taxes & Others	25	193	11	229
Total	**546**	**238**	**90**	**875**

Rhodia

Q3 P&L Statement

€m (French GAAP)	Published Oct. 30 Q3 2003	Q3 2003* restatement	Published Feb. 13 Q3 2003 restated
Sales	1,299	-	1,299
EBITDA (before restructuring)	89	-13	76
EBITDA	75	-30	45
EBIT (excl. Goodwill Amortization)	-24	-140	-164
Equity earnings in affiliates (net of income tax)	-13	-27	-40
Interest expense-net	-36	-9	-45
Other gains and losses	-16	-40	-53
Provision for income tax	-3	-167	-170
Goodwill amortization	-10	-546	-556
Minorities	-1	0	-1
Net Income after Goodwill Amortization	-99	-929	-1028
Net Income before Goodwill Amortization	-89	-383	-472
EPS (€)	-0.55	-	-5.74

Rhodia

* Q4 closing events recorded in Q3 as Post closing events

Q3 2003 by Division, post closing events reconciliation

€m	Q3 Published October 30, 2003			Q3 Published February 13, 2004		
	EBITDA before restructuring	Restructuring	EBITDA after restructuring	EBITDA before restructuring	Restructuring	EBITDA after restructuring
Rhodia	89	-14	75	76	-31	45
Pharma & Agro	1	-3	-2	-12	-5	-17
Consumer Care & Food	63	-3	60	63	-15	48
Industrial Care & Services	37	-3	34	37	-5	32
Automobile, Electronics & Fibers	10	-4	6	10	-4	6
Other	-22	-1	-23	-22	-2	-24

Rhodia

Q4 P&L Statement

€m (French GAAP)	Q4 2002 Hist.	Q4 2003
Sales	1,528	1,318
EBITDA	189	85
EBIT (excl. Goodwill Amortization)	81	-17
Equity earnings in affiliates (net of income tax)	-9	-17
Interest expense-net	-18	-141
Other gains and losses	-1	-33
Provision for income tax	-25	41
Goodwill amortization	-9	-5
Minorities	-	-1
Net Income after Goodwill Amortization	19	-172
Net Income before Goodwill Amortization	28	-168
EPS (€)	0.11	0.94

Q4 2003: a significant decrease vs Q4 2002



€m
1,523
-5.3 %
Structure
-5.1 %
Conversion
1,369
0.3 %
Volume & mix
-4 %
Price
-3.7 %
1,318
Q4 2002 Sales
Q4 2002 Restated
Q4 2003 Sales

Rhodia

Q4 2003 Vs Q4 2002
Quaterly analysis of sales variance

€m	Q4 02	Perimeter %	Conversion %	Q4 02 Restr.	Volume %	Price %	Q4 03
Rhodia	1,528	-5.3	-5.1	1,369	+0.3	-4.0	1,318
Agro & Pharma	310	-20.6	-3.7	235	-8.4	-7.4	198
Consumer Care & Food	538	-0.7	-9.0	485	+3.4	-2.8	489
Industrial Care & Services	336	-4.6	-4.5	305	+2.4	-0.5	311
Auto, Electro & Fibers	378	0.0	-1.4	373	+1.8	-6.3	356

2003 Q4 EBITDA



€m
189
-16
Structure
-4
Conversion
169
-15
Restr. Charges
-12
Raw material
-52
Price
12
Volume
-14
Fixed Costs
-3
Others
85
Margin
12.4 %
Margin
6.5 %
Q4 2002 EBITDA
Q4 2002 Restated
Q4 2003 EBITDA

Streamline

Cumulative savings from launched restructuring plans



€298m
€218m
€103m
40
10
53
120
45
53
165
80
53
New SG&A Plan
Industrial Plans
2003 Restructuring Plan
2004E
2005E
2006E

Consumer Care & Food division

- **HPCII:** A difficult position in STPP and adverse condition in the personal care market combined with delayed innnovation
- **Food:** Resistance in competitive environmment
- **Specialty Phosphates:** Severe raw material increase while insufficient market power to get succesful price increase before 03 Year End
- **Phosphorus and Performance Derivatives:** Growth in volume despite Flame retardant divestiture
- **Acetow:** Growth in volume boosted by new capacity and a strong Euro affecting slightly the profitability

Q4 2002	Q3 2003	Q4 2003	€m	2002	2003
538	516	489	Sales	2,325	2,092
73	48	50	EBITDA	334	235
13.6 %	9.4 %	10.3 %	EBITDA margin	14.3 %	11.2 %

Rhodia

Full year EBITDA for Consumer Care & Food


€m
334
-11
Structure
-36
Conversion
286
-18
Restr. Charges
-36
Raw material
-39
Price
24
Volume & mix
16
Fixed costs
0
Others
235
Margin
14.3 %
Margin
11.2 %
2002 EBITDA
2002 Restated
2003 EBITDA

Rhodia

Consumer Care & Food

- **2004 key challenges:**
  - Focus on growth
    - Through innovation
    - By cost and cash effective debottlenecking
    - By key account management at a WW and regional level
  - Towards a leaner and cost effective organization with PPF formation

Rhodia

Industrial Care & Services division

- **Silicones:** A severe result degradation marked by a squeeze of increased raw material costs and significant price pressure.
- **Rhodia Silicas Systems:** Good performance of the business marked by higher volume thanks to key account positioning but price pressure.
- **PPMC:** Local difficulty with our Solvant Business in Brazil.
- **Eco services:** Continuous growth thanks to key accounts positioning.

€m	Q4 2002	Q3 2003	Q4 2003	2002	2003
Sales	336	328	311	1,483	1,310
EBITDA	39	32	28	203	134
EBITDA margin	11.6 %	9.7 %	9.1 %	13.7 %	10.3 %

Full year EBITDA for Industrial Care & Services

€m



203
-7
Structure
-23
Conversion
173
-1
Restr. Charges
-68
Raw material
32
Price
11
Volume
-14
Fixed costs
0
Others
134
Margin 13.7%
Margin 10.3 %
2002 EBITDA
2002 Restated
2003 EBITDA

Rhodia

Industrial Care & Services

- **2004 key challenges:**
  - Maintain and strenghten positions on markets with strong growth and high added value
  - Recovery in volumes for silicones
  - Industrial reliability for PPMC and market turnaround in Brazil

Rhodia

Automotive, Electronics & Fibers division

- **Technical Fibers:** Unfavorable market conditions marked by a low demand
- **Engineering Plastics:** Continued volume growth mainly on the Auto segment: +13%
- **Polyamide Intermediates:** A low demand on downstream segments Textile, Fibers & Carpets. Overall a year marked by significant raw material increase and a weak US dollar detrimental to the competitivness of the polyamide value chain while significant low volume in Q3 03 where offset by a modest rebound in Q4.

Q4 2002	Q3 2003	Q4 2003	€m	2002	2003
378	307	356	Sales	1,502	1,386
60	6	46	EBITDA	215	121
16.0 %	1.9 %	13.0 %	EBITDA margin	14.3 %	8.7 %

Rhodia

Full year EBITDA for Automotive, Electronics & Fibers

€m



215
Margin
14.3 %
2002
EBITDA
-3
Structure
-10
Conversion
202
2002
Restated
-6
Restr.
Charges
-36
Raw
material
-7
Price
-36
Volume
4
Fixed
costs
0
Others
121
Margin
8.7 %
2002
EBITDA

Rhodia

Automotive, Electronics & Fibers

- **2004 key challenges:**
  - Continue volume growth (engineering plastics & intermediates)
  - Continue the successful development of EOLYS in Autocat market for Diesel engine and continue industrial transfer in China
  - Continued restructuring in downstream segments: Textile and Carpets

Pharma & Agro division

- **Rhodia Pharma solutions:** Postponement of key launches resulted in lower activity as announced in July 2002
- **Perfurmery Performance and Agro:** Intense competition from production zone linked to the USDollars mainly China put pressure on volume and price
- **Intermediates:** Strong Raw Material impact partially offset by price index formula. Contineous reliability issues with TDI in Europe

Q4 2002	Q3 2003	Q4 2003	€m	2002	2003
310	182	198	Sales	1,213	800
33	-17	19	EBITDA	128	17
10.7 %	-9.2 %	9.7 %	EBITDA margin	10.5 %	2.1 %

Rhodia

Full year EBITDA for Pharma & Agro


€m
128
-36
Structure
-14
Conversion
78
0
Restr.
Charges
-30
Raw
material
9
Price
-53
Volume
& mix
13
Fixed
costs
0
Others
17
Margin
10.5 %
Margin
2 %
2002
EBITDA
2002
Restated
2003
EBITDA

Rhodia

Pharma & Agro

- **2004 key challenges:**
  - Consolidation of Rhodia offer through the Rhodia Pharma Solutions to provide the broadest offer available on the market while filling the pipe of new products
  - Rebuild profitability through strong market positions held in perfumery and performance products
  - Continue the Division manufacturing footprint optimization
    - Restructuring PPA Organic Plan announced Dec 23rd.
    - Restore reliability within Intermediates manufacturing units

Rhodia

Strategic raw material index



Average 2001 = 110
Average 2002 = 100
Average 2003 = 109
119
114
105
100
94
99
103
104
111
114
105
107
Q1/01
Q2/01
Q3/01
Q4/01
Q1/02
Q2/02
Q3/02
Q4/02
Q1/03
Q2/03
Q3/03
Q4/03

Rhodia

Continued headcount reduction


24,523
-13
Structure
24,510
726
External recruitments
-2,177
Departures
23,059
Net Decrease
- 5.9%
Dec. 2002 Headcount
Dec. 2002 Restated
Dec. 2003 Headcount

Rhodia

Continued headcount reduction

At Dec 2003 constant Perimeter

- Evolution 2003: -5.9%
- Evolution 2002: -7.7%
- Evolution 2001: -5.6%
- Dec. 2003 vs. Dec 2000: -17.9%



Headcount
29,000
28,000
27,000
26,000
25,000
24,000
23,000
22,000
Historical headcount
Headcount at constant perimeter
12/00
01/01
02/01
03/01
04/01
05/01
06/01
07/01
08/01
09/01
10/01
11/01
12/01
01/02
02/02
03/02
04/02
05/02
06/02
07/02
08/02
09/02
10/02
11/02
12/02
01/03
02/03
03/03
04/03
05/03
06/03
07/03
08/03
09/03
10/03
11/03
12/03

Rhodia

Stock performance

Variance end 2002 / end 2003



Rhodia
Clariant
ICI
DSM
3%
16%
-55%
-17%
-13%
-10%
Ciba
Degussa
Average: -13%

Source: Thomson Financial, last closing

Capital structure

% of capital
As of November, 2003


Employee Shareholders 6.6%
Individuals 17.4%
Foreign institutions others 14.3%
Foreign Institutions Europe (ex. France) 5.7%
Foreign Institutions North America 4%
French Institutions 15.5%
Aventis 15.3%
Crédit Lyonnais 9.9%
Artisan Partners 6.4%
Groupe Bruxelles Lambert 4.9%

Source Euroclear and Thomson Financial